Mail Stop 3561

May 1, 2007

Mr. Bret W. Jorgensen
President and Chief Executive Officer
Insight Health Services Holdings Corp.
26250 Enterprise Court
Suite 100
Lake Forest, CA 92630

Re: **Form 10-K for the Fiscal Year Ended June 30, 2006**
        File No. 333-75984

Dear Mr. Jorgensen:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Tia Jenkins
                                    Senior Assistant Chief Accountant
                                    Office of Emerging Growth Companies